Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations	$27,406	$33,092	$121,811	$247,504	$156,461	$160,717	$115,650
Equity in earnings and gains (losses) on equity transactions of equity investments	—	—	—	(119,423)	(26,115)	(45,443)	(23,525)
Fixed charges before preferred distributions	45,224	40,497	172,060	166,229	143,663	118,212	101,144
Distributions from equity investments	—	—	—	5,387	22,646	24,572	27,404
Capitalized interest	—	(226)	(489)	(335)	—	—	—
Adjusted Earnings	$72,630	$73,363	$293,382	$299,362	$296,655	$258,058	$220,673

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$45,224	$40,271	$171,571	$165,894	$143,663	$118,212	$101,144
Capitalized interest	—	226	489	335	—	—	—
Preferred distributions	12,667	15,401	60,572	44,692	46,000	46,000	46,000
Combined Fixed Charges and Preferred Distributions	$57,891	$55,898	$232,632	$210,921	$189,663	$164,212	$147,144

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.3x	1.3x	1.3x	1.4x	1.6x	1.6x	1.5x